		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2012	2011
(Dollars in thousands)
EARNINGS:
Income before income taxes	$253,024	$293,640
Add (deduct):
Equity in earnings of unconsolidated entities	(71,584)	(65,289)
Distributions from unconsolidated entities	45,211	52,037
Amortization of capitalized interest	621	447
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(20,075)	(19,044)
	$207,197	$261,791
Add fixed charges:
Consolidated interest expense (1)	35,272	51,905
Interest portion (1/3) of consolidated rent expense	35,229	32,613
	$277,698	$346,309

FIXED CHARGES:
Consolidated interest expense (1)	$35,272	$51,905
Capitalized interest	12,637	6,828
Interest portion (1/3) of consolidated rent expense	35,229	32,613
	$83,138	$91,346

RATIO OF EARNINGS TO FIXED CHARGES	3.34	3.79

(1)     Interest expense on income tax contingencies is not included in fixed charges.